INTELLIGENT BIO SOLUTIONS

NASDAQ: INBS

JULY | 2023

FORWARD LOOKING STATEMENTS

Certain statements in this presentation may constitute “forward-looking” statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Intelligent Bio Solutions, Inc. and its affiliates (“IBS” or the “Company”) or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” or “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. Forward-looking statements in this presentation include, without limitation, the Company’s ability to successfully develop and commercialize its diagnostic tests, realize commercial benefit from its partnerships and collaborations, and secure regulatory approvals, among others.

These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

IBS cautions that any forward-looking statements made by IBS are not guarantees or indicative of future performance. Although IBS believes that its plans, cost estimates, returns on investments, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward- looking statements. IBS’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties. IBS does not have, nor undertake, any obligation to update or revise any forward- looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security and may not be reproduced or redistributed in whole or in part to any other person. Recipients should seek appropriate independent professional advice prior to relying on or entering any commitment based upon materials.

All information included in this presentation is based on continuing operations, unless otherwise noted.

FREE WRITING PROSPECTUS

This presentation highlights basic information about the Company and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our Company. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

Neither the United States Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a registration statement on Form S-1 (File No.333-273219) with the SEC, including a preliminary prospectus dated July 27, 2023 (the "Preliminary Prospectus"), with respect to the offering of our securities to which this communication relates. The registration statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) in the registration statement and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about the Company and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov. The Preliminary Prospectus can be accessed via www.sec.gov/ix?doc=/Archives/edgar/data/1725430/000149315223025721/forms-1.htm. Alternatively, copies of the prospectus may be obtained, when available, from: Ladenburg Thalmann & Co. Inc. by written request addressed to Syndicate Department, 640 5th Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-573-2541) or by emailing prospectus@ladenburg.com.

RISK FACTORS

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in our S-1 Registration Statement, including those in "Item 1A. Risk Factors" in our most recent Annual Report on Form 10-K filed with the SEC, as supplemented by our Quarterly Reports on Form 10-Q, before making an investment decision. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you many lose all or part of your investment.

- We will need to raise additional capital to fund our operations in the future. If we are unsuccessful in attracting new capital, we may not be able to continue operations or may be forced to sell assets to do so. Alternatively, capital may not be available to us on favorable terms, or if at all. If available, financing terms may lead to significant dilution of our stockholders' equity.
- Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our Annual Report on Form 10-K for the Fiscal year ended June 30, 2022.
- We have incurred significant losses since inception and continue to incur losses, and we may not be able to achieve significant revenues or profitability.
- We rely on third parties to perform certain confirmatory tests for our IFP Drug Screening System.
- We depend on a limited number of single-source suppliers to manufacture certain components of IFP Drug Screening System, which makes us vulnerable to supply shortages and price fluctuations that could negatively affect our business, financial condition and results of operations.
- If our facilities become damaged or inoperable, we will be unable to continue to research, develop and supply our product which could negatively affect our business, financial condition and results of operations until we are able to secure a new facility and rebuild our inventory.
- We expect to rely in part on third-party distributors to effectively distribute our products, if our distributors fail to effectively market and sell the saliva glucose test ("SGT") and IFP products in full compliance with applicable laws, our operating results and business may suffer.
- The SGT and IFP Drug Screening System, including its software and systems, may contain undetected errors, which could limit our ability to provide our products and services and diminish the attractiveness of our service offerings.
- We are yet to finalize the manufacturing plan for the production of the SGT and its components on a mass market commercial scale, and may be dependent upon third-party manufacturers and suppliers, making us vulnerable to contractual relationships and market forces, supply shortages and problems and price fluctuations, which could harm our business.
- Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of the SGT and IFP Drug Screening System. These suits could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.
- Our results may be impacted by changes in foreign currency exchange rates.
- We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
- We are an emerging growth company and currently have limited accounting personnel and other supervisory resources. This can result in lack of necessary resources to adequately execute our accounting processes and address our internal controls over financial reporting requirements.
- The regulatory approval process which we may be required to navigate may be expensive, time-consuming, and uncertain and may prevent us from obtaining clearance for the product launch of the SGT and IFP products in certain jurisdiction or our any future product.
- We have limited experience marketing and selling our products. We currently primarily rely on our direct sales force to sell our products in targeted geographic regions and distributors in certain regions including the United Kingdom, and any failure to maintain and grow our direct sales force will negatively affect our business, financial condition and results of operations.

INVESTMENT HIGHLIGHTS

Fingerprint drug detection technology is designed to make testing easy (<10 min) and reliable for both the employer and employee.

Commercially available outside of the U.S., including the U.K. and Australia, with CE marking and generating revenue.

Deep pipeline of potential applications for infectious disease, substance abuse and disease monitoring at point-of-care.

Razor-razorblade business model with DSR-Plus Reader and disposable drug screening cartridge and a growing customer base.



COMMERCIALIZED

FINGERPRINT BASED DRUG TEST

- CE Mark; Commercialized in the UK
- Increasing customer base (currently over 350 customers)
- Launched in Asia-Pacific region in mid 2023
- Expansion into the mainland European market

FUTURE OPPORTUNITIES

- Seeking FDA approval for U.S. commercial use
- Expand testing to detect fentanyl use
- Expansion into other modalities e.g., fertility
- Expand into the Middle East and Africa
- Appoint distribution leader for planned U.S. launch



PRODUCT PORTFOLIO

INTELLIGENT FINGERPRINTING DRUG SCREENING SYSTEM

DRUG SCREENING CARTRIDGE AND DSR-PLUS READER

PORTABLE

System is compact and portable, for convenient drug screening wherever it’s needed.

NON-INVASIVE

Works by analyzing fingerprint sweat, so sample collection is non-invasive, simple and dignified.

COST-EFFECTIVE

Multi-panel tests are quick and easy with no need for gender-specific collectors, specialist handling or clinical waste disposal.

HYGIENIC & EASY

Test is hygienic and simple to administer due to its non-invasive, non-biohazardous technique.

RAPID

Fingerprint sample collection in seconds and analysis for multiple drugs of abuse complete within ten minutes.


Results window
Anti-tamper cover
Buffer clip
Fingerprint collection area


DSR Plus-Reader

ANTICIPATED MILESTONES AND TARGETS

CY 2023

Q3

- Establish distribution network throughout APAC region
- Initiate study into testing capabilities for additional drugs of abuse
- FDA vs ISO 13485 Gap Analysis
- Product launch in Chile

Q4

- Establish distribution network throughout Europe
- NATA accreditation
- Product launch in New Zealand, Thailand, and Singapore
- Develop clinical studies plan and protocol
- Predicate device FDA pre submission

CY 2024

Q1

- Product launch in:
  - Vietnam
  - Malaysia
  - Indonesia
  - South Asia (India, Sri Lanka, Nepal etc.)
- Clinical studies FDA pre submission

Q2

- FDA submission for IFP product
- Establish distribution agreements for pre-market launch
- Product launch in:
  - Korea
  - Japan

Q3

- Product launch in U.S.

Q4

- Product launch in Canada

PRODUCT FOOTPRINT
INTELLIGENT FINGERPRINTING DRUG SCREENING SYSTEM

DRUG SCREENING MARKET ESTIMATES 2027

ASIA	$1.92 billion at 10.8 % CAGR
EUROPE	$2.73 billion at 9.4 % CAGR
USA	$3.90 billion at 10.2 % CAGR

Statistics: Asia-Pacific Drug Screening Market Research Report | Europe Drug Screening Market Research Report | North America Drug Screening Market Research Report



Currently selling
Planned Launching CY 2023
Planned Launching CY 2024
Planned Launching CY 2025

US ROADMAP

- FDA 510(k) submission planned in 2024
- FDA approval required prior to entering the drug screening market

3 STEPS TO SIMPLER DRUG SCREENING

SAMPLE COLLECTION: 50 SECONDS | RESULTS: < 10 MINUTES



1. Individual places each fingerprint on the fingerprint collection area for 5 seconds.



2. Test administrator inserts cartridge into DSR-Plus reader.



3. In <10 minutes DSR-Plus reader provides results.



INTELLIGENT FINGERPRINTING PLATFORM VS OTHER DRUG TESTING STANDARDS

	Urine	Saliva	IFP
Window of Detection	1 – 4 days	Up to 48 hours	Up to 16 hours
Typical Time for Results	Onsite or lab (1 – 3 days after lab receipt)	Onsite or lab (1 day after lab receipt)	Onsite or lab
Typical Time of Test* * Includes preparation, collection and time to result	20 mins – 4 hours +	20 mins +	< 10 mins
Specialist / Training Required	Yes	Yes	No
Biohazardous	Yes	Yes	No
Directly Observed	No	Yes	Yes
Drug Screening	Amphetamines, Barbiturates, Benzodiazepines, Cannabis, Cocaine, Methadone, Opiates, Oxycodone, PCP, Synthetic Cannabinoids and Synthetic Stimulants1	Amphetamines, Cannabis, Cocaine, Methamphetamines, Opiates, Oxycodone and PCP3	Benzodiazepines, Buprenorphine, Cannabis, Cocaine, Methadone, Methamphetamine and Opiates
Cost* *Point of Care Testing (Back to lab test approximately $300)	Approx. $300	Approx. $300	Approx. $20*

1 - Quest Diagnostics “Urine Testing FAQs” \| 2 - Quest Diagnostics “Hair Testing FAQs” \| 3 - Quest Diagnostics “Oral Fluid Testing FAQs”

REVENUE & UNIT VOLUME

REVENUE	Millions (USD)
CY 2020	$1.23[1]
CY 2021	$1.44[1]
CY 2022	$1.61
H1 2023	$0.90

OF READERS SOLD


350
300
250
200
150
100
50
0
183
280
321
157
784 Readers sold through CY2022
CY 2020
CY 2021
CY 2022
H1, 2023

OF CARTRIDGES SOLD


60,000
40,000
20,000
0
27,200
41,625
55,150
34,275
CY 2020
CY 2021
CY 2022
H1, 2023

1 - As per the Company's 8-K/A Filing on December 8, 2022 disclosing in Pound Sterling CY 2020 £0.957m and CY 2021 £1.043m

SAMPLE OF EXISTING CUSTOMERS (355 CUSTOMERS)

AS OF JULY 2023

Customer	Description
abellio	Leading London bus operator with 2,300 drivers and staff
CHASETOWN CIVIL ENGINEERING LTD	40+ year old civil engineering firm with 200+ employees
RMS	Operates in U.K.s busiest estuary with 200+ employees
MPB CIVILS • RC STRUCTURES • RAIL	Major civil construction firm with 500+ employees
Eastern airways	Regional airline operating within the UK and Ireland
Huntingdonshire District Council	Government administrator with 500+ employees
VANTEC	One of the world's largest global 3rd party logistics providers
quartz elec	Engineering firm with 550+ employees
McCann	Civil and electrical engineering firm with 200+ employees
ParkerSteel	UK steel stockholder and processor with 200+ employees
sdc	50 year old construction firm with 500+ employees
MH MASTERSON HOLDINGS	Construction company with 200+ employees

* Various trademarks held by their respective owners.

U.S. FDA GUIDANCE

IN MAY 2023, THE COMPANY RECEIVED GUIDANCE FROM THE FDA REGARDING THE REGULATORY PATHWAY FOR EXPANSION INTO THE UNITED STATES FOR THE IFP SYSTEM.

Classification

Class II device requiring pre-market 510(k) submission and clearance

Next Steps

Regulatory	Clinical	Quality
• Establish FDA product requirements (ongoing) • Decide on predicate device • Predicate device FDA pre submission • Submit 510K	• Develop clinical studies plan • Develop clinical protocol • Clinical studies FDA pre submission • Clinical testing • Clinical report	• FDA vs ISO 13485 Gap Analysis (ongoing) • FDA audit

Anticipated Timing (CY)

510(k) submission H1' 2024 | Product launch planned Q3' 2024

MARKET OPPORTUNITY

LEVERAGING INTLLIGENT NON-INVASIVE TESTING TO ADDRESS GLOBAL DEMANDS.

GROWING DRUG CONSUMPTION

284M **IN 2020, 284 MILLION PEOPLE WORLDWIDE, AGED 15-64 USED DRUGS WITHIN THE PREVIOUS 12 MONTHS, A 26% INCREASE OVER THE PREVIOUS DECADE.**

209M | Cannabis remains the world's most used drug, with 209 million past-year users in 2020, a 23% increase on the previous decade.

61M | Opioid use remains a major concern due to potentially severe health consequences, with 61 million past-year users for non-medical reasons in 2020.

34M | In 2020, there were 34 million past-year users of amphetamines.

21M | In 2020, there were 21 million past-year users of cocaine or cocaine-like substances.

Statistics: NODC World Drug Report 2022, reporting on 2020 market.

DRUG USE IN THE WORKPLACE

DRUG AND ALCOHOL TESTING PER INDUSTRY 2021 – % OF NEW AND CURRENT EMPLOYEES[1]



Total U.S., private sector
Natural resources and mining
Utilities
Construction
Manufacturing
Wholesale trade
Retail trade
Transportation and warehousing
Information
Financial activities
Professional and business services
Educational services
Health care and social assistance
Arts, entertainment, and recreation
Accommodation and food services
Other services, except public administration
0%
10%
20%
30%
40%
50%
60%

1 - U.S. Bureau of Labor Statistics

DRUG USE IN THE WORKPLACE CONT…

More than 70% of those abusing illicit drugs in the U.S. are employed.[1]

$193 billion is the estimated annual economic impact of illicit drug use in the U.S. $120 billion in lost productivity, $61 billion in criminal justice and $11 billion in healthcare costs.[1]

Drugs are becoming an increasing contributor for accidents in the workplace. Drug test positivity post-accident has climbed over the last 5 years.[2]



Post Accident Drug Test Positivity2
12%
10%
8%
6%
4%
2%
0%
8.4%
9.1%
9.5%
9.7%
10.3%
2018
2019
2020
2021
2022

1 - National Drug Intelligence Center. National Threat Assessment: the Economic Impact of Illicit Drug Use on American Society. May 2011. Department of Justice, Washington, DC 2023

2 - Quest Diagnostics Drug Testing Index; Based on more than 9.2 million U.S. workforce urine drug tests during 2022

LEADERSHIP TEAM

DR STEVEN BOYAGES, M.D, MB, BS, PH.D

Chairman of the Board, Intelligent Bio Solutions

Dr. Boyages is a practicing clinician in endocrinology with 30+ years' experience in medicine, including multiple executive positions.

HARRY SIMEONIDIS

President & CEO, Intelligent Bio Solutions

Mr. Simeonidis has over 25 years' experience in global management roles in healthcare, pharmaceutical and life-science businesses. Former CEO of GE Healthcare ANZ and General Manager for Surgery APAC.

SPIRO SAKIRIS

CFO, Intelligent Bio Solutions

Mr. Sakiris has 32 years' experience in accounting, taxation, IPOs, capital raising, and business system designs, including the application of IFRS and US GAAP for the life science industry.

PHILIP HAND

CEO, Intelligent Fingerprinting

Mr. Hand was instrumental in growing Cozart Bioscience plc into a leading drugs-of-abuse business, specialising in POCT, primarily using an saliva samples. Cozart was listed on AIM and sold to Concateno.

FINANCIALS

FINANCIALS | CAPITALIZATION TABLE

Estimated Financials (As of June 30, 2023)	
LTM Revenue	$1.2m - $1.3m
Cash	$1.54m

Cap Table (As of July 24, 2023)	Common & Equivalents
Common Shares Issued [1]	2,330,399
Warrants (WAEP $205.03)	426,521
Series C Convertible Preferred Stock[2]	75,000

* Securities contain no anti-dilution or price reset provisions

1 - Includes approximately 526,818 common shares which were converted from Series C Preferred Stock and are under lockup until October 2023

2 – 500,000 Series C Preferred are reserved, and when issued will be convertible into 75,000 common shares to be issued in October 2023

THANK YOU

ibs.inc

info@ibs.inc

linkedin.com/company/ibsin

twitter.com/ibs_inc_

INVESTOR CONTACT

inbs@ksca.com

APPENDIX

INTELLECTUAL PROPERTY

11 WORLDWIDE PATENT FAMILY APPLICATIONS

- 11 granted across 45 territories
- A further 11 territories pending

COVERING ALL ASPECTS OF FINGERPRINT DIAGNOSTICS

- Chemistry
- Screening cartridge technology
- Collection cartridge technology
- Fingerprint quantitation
- Fingerprint controlled medication dispenser
- Lab testing of fingerprints
- Accessories
- Lateral flow test strip reader

REGISTRATIONS, TRADEMARKS SUPPORTED BY DESIGN AND KNOW HOW